Disaffiliation of “Shinhan Macquarie Financial Advisory” from Shinhan Financial Group

On July 16, 2010, Shinhan Financial Group decided to disaffiliate “Shinhan Macquarie Financial Advisory,” from the Group.

Shinhan Macquarie Financial Advisory was a 51:49 joint-venture with Macquarie Group and established to provide financial advisory services to institutional clients, focused in social infrastructure related business.